UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701
202-828-0850

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015
AND FOR THE YEAR ENDED DECEMBER 31, 2016,
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2016 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
INDEX
FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator
Danaher Corporation & Subsidiaries Savings Plan

We have audited the accompanying statements of net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of Danaher Corporation & Subsidiaries Savings Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Tysons, VA
June 5, 2017

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015
($ in millions)

	2016	2015
ASSETS
Plan's interest in the Master Trust, at fair value	$3,869.8	$4,843.1
Receivables:
Employer contributions	5.3	7.4
Participant contributions	—	1.6
Notes receivable from participants	45.9	54.6
Revenue credit	0.1	1.0
Total receivables	51.3	64.6
Total assets	3,921.1	4,907.7
LIABILITIES
Administrative expenses payable	0.1	0.1
Total liabilities	0.1	0.1
NET ASSETS AVAILABLE FOR BENEFITS	$3,921.0	$4,907.6
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016
($ in millions)

ADDITIONS
Contributions:
Participant	$180.9
Rollovers	25.1
Employer	124.3
Total contributions	330.3
Investment income:
Interest income on notes receivable from participants	2.3
Plan's interest in Master Trust's net investment income	304.3
Total investment income	306.6
Total additions	636.9
DEDUCTIONS
Benefit payments	422.3
Administrative expenses	2.6
Total deductions	424.9
NET INCREASE PRIOR TO PLAN TRANSFERS	212.0
NET TRANSFERS OUT OF PLAN	(1,198.6)
NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(986.6)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,907.6
End of year	$3,921.0
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1. DESCRIPTION OF THE PLAN
General
The Danaher Corporation & Subsidiaries Savings Plan (the "Plan") is a defined contribution plan established for eligible full-time and part-time nonunion employees of Danaher Corporation and its subsidiaries (the "Company"), effective November 30, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Danaher Corporation is the plan sponsor (the "Plan Sponsor"). Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and the Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.
The Plan is administered through the trustee, Fidelity Management Trust Company ("Fidelity" or the "Plan Administrator"). Effective July 1, 2013, all of the Plan assets, totaling approximately $2.8 billion as of that date, were transferred into the Danaher Corporation & Subsidiaries Retirement & Savings Plan and Danaher Corporation & Subsidiaries Savings Plan Master Trust (the "Master Trust"), a master trust established by the Company and administered by Fidelity. The Master Trust establishes a single trust to hold and invest assets of the Plan and other eligible tax-qualified defined contribution plans maintained by the Plan Sponsor. Refer to Note 3 for additional information regarding the Master Trust.
Effective January 1, 2015, the Plan has been amended to include a Roth 401(k) feature, automatic enrollment of new hires, rehires and those otherwise newly eligible (e.g. through acquisitions), automatic annual re-enrollment and annual auto-increase of deferral rates. The first annual cycle of automatic re-enrollment and auto-increase occurred in 2016. In addition, the Plan has been amended such that employees are eligible for employer safe harbor contributions immediately upon participation in the Plan.
On July 2, 2016, the Company separated into two independent publicly traded companies (the “Separation”). Consummation of the Separation created a multi-industry, science and technology growth company that retained the Danaher Corporation name and a diversified industrial growth company (Fortive Corporation (“Fortive”)). In anticipation of the Separation, Fortive created a new savings plan, the Fortive Retirement Savings Plan (the "Fortive Plan") and on May 31, 2016, approximately $1.2 billion, which was the total amount of the balances and the related assets in the Master Trust of the Plan participants who are now employees of Fortive after the Separation, was transferred to the Fortive Plan. This $1.2 billion transferred includes $16.7 million of outstanding loan balances.
Plan Mergers
On December 31, 2015, the Pall Corporation 401(k) Plan, the Sutron Corporation 401(k)/Profit Sharing Plan and the Nobel Biocare USA 401(k) Plan each merged into the Plan. The merger of these plans during 2015 resulted in assets transferred in of $306.8 million, $11.8 million and $63.5 million, respectively.
On March 17, 2015, $62.1 million of net assets related to the benefits of the former Siemens Healthcare Diagnostics Inc. microbiology business were transferred from the Siemens Savings Plan into the Plan.
In addition, in 2015 there were several other small mergers of various plans into the Plan which resulted in an additional $10.9 million of assets transferred into the Plan.
These plan mergers occurred subsequent to and as a result of Danaher Corporation’s acquisition of the above mentioned companies.
There were no plan mergers in 2016.
Contributions
Eligible participants may contribute up to 75% of their compensation (traditional pre-tax and Roth after-tax combined), up to Internal Revenue Service ("IRS") and plan limits. Employee contributions and the earnings or losses thereon are fully vested at all times.

Effective January 1, 2015, the Company immediately matches 100% of each dollar contributed by participants (traditional pre-tax, Roth after- tax or a combination) on the first 3% of eligible pay plus 50% of each dollar contributed on the next 2% of eligible pay each pay date. These matching contributions are considered "safe harbor" matching contributions. Participants are fully vested in the value of the "safe harbor" matching contributions.
In addition to the Company's matching contributions, after participants complete one year of continuous service, the Company may make additional retirement contributions on behalf of the participants. This discretionary Company retirement contribution may equal up to 2% of eligible participants' eligible pay and is contributed each payroll period to the Plan. In addition, for participants that are active on the last day of the plan year and have annual earnings that exceed the Social Security wage base for the plan year, an additional retirement contribution of up to 2% of annual eligible earnings above the Social Security wage base and below the maximum eligible wages as determined by the IRS each year may be contributed by the Company to participants' accounts subsequent to the Plan year end. The Company's discretionary retirement contributions are determined at the discretion of the Plan Sponsor. With respect to all discretionary retirement contributions, participants generally become fully vested on the earlier of the date of: completion of three years of service, retirement at or after age 65, complete disability or death.
Benefit Payments
Participants who attain normal retirement age shall be entitled to payment of the balance in their account. Participants who remain employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. Participants must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 70.5.
The beneficiary or beneficiaries of deceased participants shall be entitled to payment of the participants' account balance within a reasonable period of time after the participants' death.
Upon total and permanent disability, participants shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon participants' termination of employment for reasons other than as specified above, participants are entitled to payment of their vested account balance. If the vested value of the participants' account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participants' Roth balances or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth balances or non-Roth balances to a separate Fidelity IRA. If the vested value of the participants' account is more than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties. Different withdrawal rules apply to different Plan accounts.
Notes Receivable from Participants
Participants may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participants' vested account balance or $50,000 reduced by the participants' highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expense and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.

A revenue credit program became effective July 1, 2013. When recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, the Plan Sponsor can deposit excess revenue, regardless of source, in an unallocated account. The excess revenue can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated revenue credit is funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
As of December 31, 2016 and 2015, unallocated non-vested accounts, including forfeited amounts, totaled $0.8 million and $1.9 million, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If participants cease to make loan repayments and have reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Standards
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). ASU 2017-06 clarifies the reporting requirements by an employee benefit plan for its interest in a master trust by requiring a plan's interest in a master trust to be presented in separate line items in the statement of net assets available and in the statement of changes in net assets available. ASU 2017-06 also removes the requirement to disclose the percentage interest in the master trust, and instead requires disclosure of the dollar amount of interest in each investment type. There are also increased disclosure requirements for investments in a master trust. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, and will be applied retrospectively to each period where financial statements are presented. The Company plans to adopt ASU 2017-06 as of January 1, 2019. The Company is currently evaluating the impact the adoption of the standard will have on the Plan’s financial statements.

NOTE 3. MASTER TRUST
As discussed in Note 1, effective July 1, 2013, the Company established a Master Trust whereby investments are now held collectively for certain defined contribution plans maintained by the Plan Sponsor. Each participating plan's interest in the investment funds of the Master Trust is based on account balances of the participants and their elected funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan's interest in the Master Trust's net investment income presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized and unrealized gains and the earnings on those investments. As of December 31, 2016 and 2015, the Plan's interest in the net assets of the Master Trust was approximately 99% and 98%, respectively.
The following summarizes the value of the net assets of the Master Trust as of December 31 ($ in millions):

	2016	2015
Money market funds	$115.2	$158.5
Unitized stock funds	373.0	491.3
Mutual funds	940.9	1,185.2
Common/collective trusts	1,621.4	1,912.0
Separately managed funds	754.9	1,088.0
Self-directed brokerage account	84.5	96.3
Total investments in Master Trust, at fair value	3,889.9	4,931.3
Receivables	—	1.9
Total net assets in Master Trust	$3,889.9	$4,933.2
Refer to Note 4 for the table that sets forth by level, within the fair value hierarchy, the Master Trust net investments as of December 31, 2016 and 2015.
The net investment income of the Master Trust (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2016 was as follows ($ in millions):

Net appreciation of the fair value of investments	$268.4
Interest and dividend income	38.6
Total investment income of the Master Trust	$307.0

NOTE 4. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on the Plan's assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Company has some investments that are valued using Net Asset Value (“NAV”) as the practical expedient. However, none of these investments have limits on their redemption. These investments valued using NAV consist primarily of common collective trusts which allow the Company to allocate investments across a broad array of types of funds and diversify the portfolio.
The fair values of the Master Trust's investments as of December 31, 2016, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$115.2	$—	$—	$115.2
Unitized stock funds	373.0	—	—	373.0
Mutual funds	940.9	—	—	940.9
Separately managed funds:
Money market funds	10.7	—	—	10.7
Common stock	503.2	—	—	503.2
Mutual funds	240.9	—	—	240.9
Other	0.1	—	—	0.1
Self-directed brokerage account	84.5	—	—	84.5
	$2,268.5	$—	$—	2,268.5
Investments measured at NAV (a)
Common/collective trusts				1,621.4
Total investments in Master Trust, at fair value				$3,889.9

(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3.

The fair values of the Master Trust's investments as of December 31, 2015, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$158.5	$—	$—	$158.5
Unitized stock funds	491.3	—	—	491.3
Mutual funds	1,185.2	—	—	1,185.2
Separately managed funds:
Money market funds	18.0	—	—	18.0
Common stock	684.2	—	—	684.2
Mutual funds	295.8	—	—	295.8
Other (b)	90.0	—	—	90.0
Self-directed brokerage account	96.3	—	—	96.3
	$3,019.3	$—	$—	3,019.3
Investments measured at NAV (a)
Common/collective trusts				1,912.0
Total investments in Master Trust, at fair value				$4,931.3
(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3.

(b) Pending transaction as of December 31, 2015 of $84.5 million is included within Other.
Refer to Note 3 for additional disclosures regarding the Master Trust.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2016 and 2015.
Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.

Unitized stock funds consist of shares of the Company’s and Fortive's stock as well as a nominal cash balance and are valued based on the quoted market price of the Company’s and Fortive's common stock and the cost of short-term money market investments.
The self-directed brokerage assets consist of common stock, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
The common/collective trusts are valued based on the plan’s interest, represented by investment units, in the underlying investments held within the trust that are traded in an active market by the trustee.
The separately managed funds consist of common stock, money market funds, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
For the years ended December 31, 2016 and 2015, there were no investments transferred between levels.

NOTE 5. TAX STATUS OF THE PLAN
The Plan received a determination letter from the IRS dated November 21, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting standards require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

NOTE 6. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party in interest transactions.
Additionally, as of December 31, 2016 and 2015, the Master Trust invested in 3.7 million and 5.2 million shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund ("Danaher Common Stock"). As part of the Fortive Separation, 1.7 million shares of Danaher Common Stock were included in the net assets transferred to the new Fortive Plan. In addition, as part of the Separation, employees who participated in the Danaher Corporation Stock Fund received a stock dividend of one share of Fortive common stock for every two shares of Danaher common stock they held as of June 15, 2016. During the year ended December 31, 2016, the Master Trust received $2.6 million of cash dividends on shares of Danaher Common Stock.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Notes receivable from participants in the accompanying financial statements include all loans in the plan as of the end of the year. The participant loans in the Form 5500 only include loans that are active or deemed loans with post-default payments remitted during the year. The difference between these two amounts represents a reconciling item.

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31 to the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$3,921,005,702	$4,907,523,467
Loans with no post-default payment activity that are deemed distributions	(952,446)	(1,086,060)
Net assets available for benefits per the Form 5500	$3,920,053,256	$4,906,437,407
The following is a reconciliation of the net increase prior to plan transfers per the financial statements to net income per the Form 5500 for the year ended December 31, 2016:

Net increase in assets available for benefits per the financial statements	$212,066,080
Payments received post-default	32,237
Loan defaults previously deemed distributed that reached a distributable event	132,495
Interest payments on loans deemed distributed that have had no post-default payment activity	(82,843)
Deemed distributions	(43,841)
Net income per the Form 5500	$212,104,128
The following is a reconciliation of net transfers per the financial statement to net transfers per the Form 5500 for the year ended December 31, 2016:

Net transfers out of the plan per the financial statements	$(1,198,583,845)
Loan transfers in with no post-default payment activity that are deemed distributions	(107,733)
Loan transfers out with no post-default payment activity that are deemed distributions	203,299
Transfer of assets per the Form 5500	$(1,198,488,279)

SUPPLEMENTAL SCHEDULES

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
EIN: 59-1995548, PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4a -
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan Check Here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$165	—	—	—	$165

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
EIN: 59-1995548, PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates range from 4.25% to 10.00% with maturity at various dates	**	$44,901,980

*	Party in interest.
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

June 5, 2017	By:	/s/ Joseph B. Cavallaro
Joseph B. Cavallaro
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm